HERALD RESOURCES

RECEIVED

2005 FEB 22 A 9:35



HERALD RESOURCES LIMITED ABN 15 008 672 071
Level 3, 50 Colin Street, West Perth Western Australia 6005 PO Box 893 West Perth Western Australia 6872
Tel +61 8 9322 2788 **Fax** +61 8 9481 1669 **Email** hrl@herald.net.au **Web** www.herald.net.au

8 February 2005

SECURITIES & EXCHANGE COMMIS
Division of Corporate Finance
Office of International Corporate Financ
Room 3045, STOP 3-4
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549
USA



05005881

SUPPL

By Fax: 0011 1 202 942 9624 **8 pages to follow**

Re: Rule 12g3-2(b) ***(82-4295)***

On behalf of Herald Resources Ltd (the "Company"), a company incorporated in Australia, I am furnishing herewith the below listed document(s) pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act"):

Document Description / Date
Coolgardie Gold Project
Results of Dairi Feasibility Study
Reinstatement of Official Quotation
Dated 7 February 2005

Yours faithfully

M P WRIGHT
Executive Director

Enc:

HERALD RESOURCES



HERALD RESOURCES LIMITED ABN 15 008 672 071
Level 3, 50 Colin Street, West Perth Western Australia 6005 PO Box 893 West Perth Western Australia 6872
Tel +61 8 9322 2788 Fax +61 8 9481 1669 Email hrl@herald.net.au Web www.herald.net.au

7 February 2005

Companies Announcement Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Via ASX Online

COOLGARDIE PROJECT

Herald	50%
Leviathan	50%

Herald wishes to advise that it has granted Austminex Ltd the right to acquire (the "Option") the Company's 50% interest in the Coolgardie Gold Project, the principal terms and conditions and conditions of which are as detailed below.

Austminex will be granted a 4-month Option period. Total consideration payable by Austminex is $3,000,000, with a $50,000 non-refundable option fee payable now. The balance of the consideration shall be payable in tranches as follows:

(i) The first tranche of $250,000 as cash, and 2,425,000 shares in Austminex, will be paid upon exercise of the Option. This first tranche shall also be non-refundable once made;

(ii) The second tranche of $1,750,000 will be paid within 7 days of receipt of funds from an AIM listing or alternative funding;

(iii) The third tranche of $600,000 will be paid within 12 months of the date of exercise of the Option. This payment will bear interest at a rate of 7% p.a.

(iv) In addition, Austminex will also assume responsibility for certain rehabilitation work adjacent to Austminex's Dreadnought Project (estimated value $150,000).

The consideration above will be adjusted down for Herald's share of any other rehabilitation costs remaining which are the responsibility of Herald as at the date of exercise of the Option.

In a separate announcement today, Austminex advised that it has also bought an option over Leviathan Resources 50% interest in the Coolgardie Gold Project.

Notwithstanding the above Option granted to Austminex, Herald and Leviathan shall continue in joint venture and be entitled to the proceeds of all gold production and revenues up until cessation of gold-producing operations, expected in about April 2005.

Parts of the transaction are also conditional upon -

- Austminex Ltd ("ATX") being listed on the London Alternative Investment Market ("AIM") or obtaining alternative funding on terms acceptable to ATX within 6 months;

- Any statutory approvals which may be necessary for the transfer of the Coolgardie assets to Austminex;

- The acceptance of Herald's bankers to the transaction.

Yours faithfully



MICHAEL P WRIGHT
Executive Director

HERALD
RESOURCES



ABN 15 008 672 071
Level 3, 50 Colin Street, West Perth Western Australia 6005 PO Box 893 West Perth Western Australia 6872
Tel +61 8 9322 2788 Fax +61 8 9481 1669 Email hrl@herald.net.au Web www.herald.net.au

7 February 2005

Companies Announcement Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Via ASX Online

DAIRI PROJECT — **Herald 80%**
PT Aneka Tambang 20%

RE: RESULTS OF DAIRI FEASIBILITY STUDY (DFS)

Herald is pleased to announce the results of the DFS, the components of which have been prepared by respected independent consulting groups, and co-ordinated by Herald personnel. The study has been based solely on mining of the Anjing Hitam deposit, and takes no account of possible extension of mine-life from mining of other resources and future exploration success.

Note - All monetary figures are in US$.

Financial analysis

Throughput capacity	1m tonnes p.a.
Quantity treated	6.64m tonnes
Head grades - Zinc	14.6%
- Lead	8.8%
Net project cashflows	
Pre-tax	$277m
Post-tax	$196m
DCF calculations	
Net present value	
Pre-tax	$109m
Post-tax	$65m
Internal rate of return (IRR)	
Pre-tax	29%
Post-tax	22%
Cash operating cost (per pound of zinc equivalent)	37¢

Notes

- Head grades are mining diluted
- These base case figures have been prepared on an ungeared basis, but include the cost of PRI (political risk insurance)
- Metal prices and operating costs are unescalated
- "Post-Tax" refers to corporate income tax only. Royalties, tenement rentals etc. have been included in operating costs
- NPV figures have used a discount rate of 10%
- All figures are 100% project totals

Metal Prices Assumptions

These were obtained from the 15-month bid prices on the London Metal Exchange on 31 January 2005.

	US$ Price	
	Per tonne	Per pound
Zinc	$1,265	57.4¢
Lead	$860	39.0¢

Capital Costs

	$m
Mining pre-production	19.9
Minesite plant (1)	65.1
Port and pipeline (2)	47.9
Owners costs (3)	3.6
TOTAL	$136.5m

Several components of the minesite plant that have been costed from Australia are believed by Herald to be considerably over-priced compared to our experience with local costs, particularly in areas such as earth-moving and road-works. Also, all items have been costed on a "new" basis, so any purchases of second hand plant should result in further savings.

In addition, some of the port and pipeline costs may possibly be substantially reduced in areas such as:

- portsite civil works and concreting.
- steel piling works, where a conservative 35m has been allowed for, but which initial drilling suggests need only be to 25m depth.
- the pipeline, which may be able to be reduced from 5" to 4.5" diameter to better match the production rate, which would significantly reduce steel tonnage.

Notes

(1) Includes concentrator, site buildings, power installations, village, tailings storage facility, site roads, EPCM, commissioning, spares/first fill, mobile equipment, EPCM and accuracy provision.
(2) Includes, pipeline, concentrate pumping station, portsite dewatering plant, site civils and concrete, concentrate shed, barge loader & marine, barge, EPCM and accuracy provision.
(3) Includes costs such as pre-production PRI, land acquisition, legal fees, operations team and so on.

Operating Costs

On a life-of-mine basis, these have been estimated as follows:

	$ Per tonne processed
ONSITE	
Mining	24.03
Processing & admin	25.05
Port and pipeline	2.86
Subtotal	51.94
OFFSITE	
Government royalties and charges	3.01
PRI	1.34
Admin & other	0.57
TOTAL UNIT COSTS	$56.86/t

Drilling

Total drilling at the Anjing Hitam deposit since 1998 is 24,967m in 110 diamond drill holes.

Resource Estimation

The measured and indicated resources at the Anjing Hitam deposit are:

7.7Mt @ 16.0% Zn, 9.8% Pb, 12g/t Ag or 23.8% Zn equivalent

Additional resources at Lae Jehe (8.2 mt @ 7.7% Zn, 4.1Pb) and Base Camp (0.8 mt @ 7.2% Zn, 4.3% Pb) have not been included in the DFS, but represent possible future sources of ore supply.

Mining

Australian Mining Consultants prepared the mining scheme, schedule and costs. This envisages the extraction of a Mining Inventory of 6.64Mt at a diluted grade of 14.6% Zn, 8.8% Pb, 11g/t Ag and zinc equivalent grade of 21.6% from the measured and indicated resource total mentioned above. As previously advised, a significant shallow part of the resource has not been not considered for mining and also a 1m skin of mineralisation has been left adjacent to parts of the hanging wall. These sections will be reviewed during mining operations to try and increase ore tonnes extracted. In addition, underground exploration will be directed to the ore-grade Upper Mineral Horizon not presently considered in the mining scheme.

Metallurgical Testwork

Consultants AMMTEC and Ausenco Ltd have suggested that metallurgical recoveries and concentrate grades should be applied as a result of the completed testwork as follows:

Zinc – 85% recovery; 55% Zn concentrate grade;
Lead – 75% recovery; 64% Pb concentrate grade.

It should be noted that significantly higher lead grades have been obtained during the testwork programs.

Samples have been distributed to several smelters with general satisfaction expressed. There are no elements in the concentrates that are likely to attract penalties from smelters. Iron in particular is relatively low at about 6.5% and 4.7% in zinc and lead concentrates respectively.

Concentrator, Pasteplant and Infrastructure Design

Ausenco Ltd have completed the design and costing of the Concentrator and general infrastructure, including power plant and reticulation, paste plant, accommodation village, and administration buildings, Knight Piesold Ltd have designed upper site roads, drainage and tailings dam (TSF), and CEIS Pty Ltd/PT Petrosea have designed and costed the main site access roads.

Ausenco have calculated the life of mine concentrate production to be:
Zinc concentrate - 1,495,000 dry tonnes @ 55% Zn;
Lead concentrate - 684,000 dry tonnes @ 64% Pb.

It is proposed to pump the concentrate via slurry pipeline to Singkil Baru on the west coast (see also below).

Transportation and Logistics

Incoming materials and outgoing concentrate transportation studies have been completed by CEIS Pty Ltd /PT Petrosea and Maunsell Ltd.

The 85km long pipeline (5" internal diameter) is proposed to be built from the Dairi plant site to the port of Singkil Baru. A dewatering plant, concentrate store with about 50,000t capacity, and a barge loading jetty are proposed. A 6,000 tonne capacity barge is proposed to be built or purchased and this would transport concentrates to ships at anchor about 5km offshore.

Incoming materials and consumables would be shipped to the Belawan container port and road transported to site via Medan, the provincial capital of North Sumatra.

Shipping and Smelters

Shipping matrix costs have been estimated based in shipping from Singkil Baru to the East Asia region. Smelting charges and deductions for zinc and lead have been estimated based on recent benchmark transactions, but in practice may be improved upon given the forecast strong demand for both lead and zinc concentrates from smelters.

These costs have been netted from revenues rather than added to operating costs.

Yours faithfully



MICHAEL P WRIGHT
Executive Director

NOTE: Sections of the information contained in this report pertaining to mineralisation and/or mineral resources are based on information compiled by or supervised by: Mr B Kirkpatrick BSc, MAusIMM, MAIG, a full-time employee of Herald Resources Limited, who is a Corporate Member of the Australian Institute of Mining and Metallurgy and who has had more than five years relevant experience.

NOTE: The 2004 resource estimate for Anjing Hitam Deposit was supervised by Mr Paul Payne, Principal Consultant of Resource Evaluations Pty Ltd. He is a Chartered Professional member of the Australasian Institute of Mining and Metallurgy. He has sufficient experience relevant to the style of mineralisation and type of deposit under consideration and type of activity undertaken to qualify as a Competent Person as defined in the 1999 "Australasian Code for Reporting of Mineral Resources and Ore Reserves". Mr Payne consents to the inclusion of the information in the report in the form and context in which it appears.

HERALD
RESOURCES

HERALD RESOURCES LIMITED ABN 15 008 672 071
Level 3, 50 Colin Street, West Perth Western Australia 6005 PO Box 893 West Perth Western Australia 6872
Tel +61 8 9322 2788 Fax +61 8 9481 1669 Email hrl@herald.net.au Web www.herald.net.au



7 February 2005

Companies Announcement Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Via ASX Online

Following the release of the announcement today in relation to the results of the Dairi Feasibility Study, we hereby request that the voluntary suspension of trading in the Company's shares be lifted.

Yours faithfully

MICHAEL P WRIGHT
Executive Director